UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 9865 / July 22, 2015

Admin. Proc. File No. 3-16510

In the Matter of

The Registration Statement of

Kismet, Inc.
1516 E. Tropicana Ave., Suite 155
Las Vegas, NV 89119

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Kismet, Inc., and the Commission has chosen not to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Kismet, Inc.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 8(d) of the Securities Act of 1933, the effectiveness of the Form S-1 registration statement of Kismet, Inc., filed May 30, 2013, and amended on November 22, 2013, December 13, 2013, January 14, 2014, and January 29, 2014, is supended.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *The Registration Statement of Kismet, Inc., 1516 E. Tropicana Ave., Suite 155, Las Vegas, NV 89119*, Initial Decision Release No. 809 (June 10, 2015), 111 SEC Docket 14, 2015 WL 3610558.

INITIAL DECISION RELEASE NO. 809
ADMINISTRATIVE PROCEEDING
File No. 3-16510

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of The Registration Statement of Kismet, Inc. 1516 E. Tropicana Ave., Suite 155 Las Vegas, NV 89119	INITIAL DECISION OF DEFAULT June 10, 2015

APPEARANCE: Christine Nestor for the Division of Enforcement, Securities and Exchange Commission

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This Initial Decision suspends the effectiveness of the Form S-1 registration statement filed by Kismet, Inc., on May 30, 2013, and amended on November 22, 2013, December 13, 2013, January 14, 2014, and January 29, 2014.

INTRODUCTION

On April 23, 2015, the Securities and Exchange Commission issued an Order Fixing Time and Place of Public Hearing and Instituting Proceedings Pursuant to Section 8(d) of the Securities Act of 1933 (OIP). The OIP alleges Kismet's registration statement contains untrue statements of material fact and omits material facts necessary to make representations in the registration statement not misleading. In particular, the OIP provides that Kismet's registration statement misrepresents that Respondent is "entirely dependent on the efforts of [Respondent's sole officer and director] because of the time and effort he devotes to [Respondent]." OIP at 2 (alterations in original). The OIP alleges this and similar statements are misleading because undisclosed control persons have been significantly involved in Respondent's founding and business operations. The OIP further alleges that Respondent failed to cooperate with the Division of Enforcement's attempted examination under Section 8(e) of the Securities Act, and that this failure constitutes an additional basis for suspension of the registration statement's effectiveness. The OIP directed that a hearing take place on May 13, 2015.

According to an affidavit of service filed on May 1, 2015, Kismet was personally served with the OIP on April 25, 2015.[1] Accordingly, its Answer was due by May 5, 2015. *See* OIP at 3; 17 C.F.R. § 201.220. To date, Kismet has not filed an Answer. On May 1, 2015, I rescheduled the hearing to May 11, 2015, to comply with the Securities Act Section 8(d) requirement that the hearing occur within fifteen days of service of the OIP. *See The Registration Statement of Kismet, Inc.*, Admin. Proc. Rulings Release No. 2616, 2015 SEC LEXIS 1684.

On May 6, 2015, the Division of Enforcement filed a Motion and Memorandum of Law Supporting Default against Respondent, with the following exhibits: the Affidavit of Process server, establishing April 25, 2015, service on Kismet (Ex. A); a printout from the Nevada Secretary of State's website listing Ju Hyuk Kim as its sole officer and director, and its registered agent, IncSmart.biz (Ex. B); a compilation of Kismet's Form S-1 and amendments, certified by a custodian of records for the Commission as being files received and maintained by the Commission, including the May 30, 2013 registration statement and the three subsequent amendments[2] (Ex. C); a bank account application for Kismet (Ex. D); a document from Kismet's registered agent, IncSmart.biz, showing incorporation and registered agent fees (Ex. E); emails between individuals purporting to represent Kismet and Dean Law Corp. (Ex. F); a check from Paul Kwon's, an individual purporting to act on behalf of Kismet, checking account to Dean Law Corp. for $5,000 (Ex. G); a credit card authorization form for Callcentric customer support (Ex. H); a credit card in the name of Kismet and Paul Kwon (Ex. I); and a collection of subpoenas and correspondence from the Division to Kismet and Kim (Exs. J-K).

On May 6, 2015, after Kismet failed to timely file an Answer, I issued an order warning Kismet that if it failed to attend the hearing or otherwise defend the proceeding, it could be found in default and its Form S-1 registration statement could be subject to a stop order. *See The Registration Statement of Kismet, Inc.*, Admin. Proc. Rulings Release No. 2638, 2015 SEC LEXIS 1734. The hearing was held by videoconference with the Division in the Commission's Miami Regional Office. Kismet failed to appear, and the Division stated on the record that Kismet had not communicated with it since before the OIP was issued. Tr. 3. At the hearing, I accepted the Division's Motion and admitted into the record Exhibits A-K attached to the Division's Motion. Tr. 6.

FINDINGS OF FACT

Kismet is in default for failing to file an Answer, appear at the hearing, or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1), (2), .220(f), .310. As

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[1]   In an order issued May 1, 2015, I incorrectly stated the service date was April 24, 2015. *See The Registration Statement of Kismet, Inc.*, Admin. Proc. Rulings Release No. 2616, 2015 SEC LEXIS 1684.

[2]   Kismet incorrectly labeled the first amendment to its registration statement on November 22, 2013, as Amendment No. 3. In this ID, I refer to the November 22, 2013, S-1 as Amendment No. 1.

authorized by Rule 155(a), I find the allegations in the OIP to be true. In addition, I have considered the Division's exhibits attached to its Motion.[3]

Kismet is a Nevada corporation headquartered in Las Vegas, Nevada. OIP at 1; Ex. B at 1; Ex. C: Reg. Stmt. at 1, 5; Amendment No. 1 at 1, 5; Amendment No. 2 at 1, 5; Amendment No. 3 at 1, 5; Amendment No. 4 at 1, 5.[4] Kismet filed a Form S-1 registration statement on May 30, 2013, seeking to register the offer and sale of four million common shares, and the registration statement was amended on November 22, 2013, December 13, 2013, January 14, 2014, and January 29, 2014 (referred to collectively as the registration statement). *See generally* Ex. C.

Kismet's registration statement identifies Ju Hyuk Kim as its sole officer and director. *See, e.g.*, Ex. C: Reg. Stmt. at 6, 9-10, 22, 30-31; Amendment No. 1 at 6, 9-10, 22, 30-31; Amendment No. 2 at 6, 10-11, 23, 28, 31-32; Amendment No. 3 at 6, 10-11, 23, 28, 31-32; Amendment No. 4 at 6, 10-11, 23, 28, 31-32. Kismet stated in its registration statement that Respondent "is entirely dependent on [Kim] because of the time and effort that he devotes to [Respondent]; and, "[w]e currently rely on our sole officer and director, [Kim], to manage all aspects of our business." Ex. C: Reg. Stmt. at 10, 27; Amendment No. 1 at 10, 27; Amendment No. 2 at 11, 28; Amendment No. 3 at 11, 28; Amendment No. 4 at 11, 28. The registration statement and amendments state that "[o]ther than Mr. Kim, the Company has no promoters as that term is defined by Rule 405 of Regulation S-K." Ex. C: Reg. Stmt. at 30; Amendment No. 1 at 30; Amendment No. 2 at 31; Amendment No. 3 at 31; Amendment No. 4 at 31.

Kismet's statements that it was solely dependent upon Kim, and that Kim managed all aspects of the business were false because two controllers and promoters, whose names do not appear in the registration statement or its amendments, performed the following functions. An individual named Paul Kwon opened Respondent's bank account and is the sole signatory on the account. Ex. D. The application to open the account for Kismet lists Paul Kwon as the "Owner/Key Individual." *Id.* Kim is not listed on the account application. *Id.* Paul Kwon incorporated Respondent and paid its incorporation and registered agent fees. Ex. E. He also established Respondent's corporate telephone number and maintained a credit card jointly with Kismet (Exs. H-I). Paul Known and an individual named Charles Kwon retained Dean Law Corp., the law firm that facilitated the filing of Kismet's registration statement. Ex. F. In an email to an attorney at Dean Law Corp., Charles Kwon told the attorney about a deal he was "working on with another group . . . called Kismet, Inc." and that he would need a legal opinion for Kismet's registration statement. *Id.* Paul Kwon used a personal checking account to pay the $5,000 attorney's fee to Dean Law Corp. Ex. G.

In addition, pursuant to a Securities Act Section 8(e) examination of Kismet, on February 24, 2014, staff for the Division issued a subpoena to Kismet for the production of documents. OIP at 2; Ex. J. The staff re-sent the subpoena to Kismet on March 13, April 2, and June 26,

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[3]   I take official notice of Exhibit C, the collection of Kismet's Form S-1 and amendments, as it is a set of documents in the public official records of the Commission. *See* 17 C.F.R. § 201.323.

[4]   The pages cited to in this decision refer to the pagination that appears at the bottom of pages in the registration statement and its amendments.

2014. OIP at 2; Ex. J. Kismet failed to respond to the subpoena. OIP at 2. On June 23, 2014, also as part of the examination under Securities Act Section 8(e), Division staff issued a subpoena to Kim, Kismet's sole officer and director, for testimony. *Id.*; Ex. K. The staff re-issued the subpoena on June 26, and on July 11, 2014, re-sent the June 23, 2014, subpoena to Kim via Kismet's purported email address. OIP at 2; Ex. K. Kim failed to appear for testimony. OIP at 2.

CONCLUSIONS OF LAW

Section 8(d) of the Securities Act provides that if a registration statement includes any untrue statement of material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, the Commission, or its designee, may suspend the effectiveness of the registration statement. 15 U.S.C. § 77h(d). "[T]he essential purpose of [a registration statement] is to 'protect investors by promoting full disclosure of information thought necessary to informed investment decisions.'" *The Application of mPhase Techs., Inc.*, Exchange Act Release No. 74187, 2015 SEC LEXIS 398, at *22 (Feb. 2, 2015) (citing *The Application of World Trade Fin. Corp.*, Exchange Act Release No. 66114, 2012 WL 32121, at *7 (Jan. 6, 2012)). "Information in a registration statement is material when there is a substantial likelihood that a reasonable investor would attach importance to it in determining whether to purchase the security in question." *Petrofab Int'l, Inc.*, Securities Act Release No. 6769, 1988 SEC LEXIS 782, at *16 (Apr. 20, 1988) (citing *TSC Indus., Inc. v. Norway, Inc.*, 426 U.S. 438, 449 (1976)); *see* 17 C.F.R. § 230.405 (defining a material fact as one to which "there is a substantial likelihood that a reasonable investor would attach importance in determining whether to purchase the security").

Kismet included misleading statements in its registration statement about which individuals founded and operated the company, and omitted disclosing promoters and control persons who met the definitions ascribed to those terms. Item 11(n) of Form S-1 requires a registrant to furnish the information required by Item 404 of Regulation S-K, including the identity of any promotor or control person that the registrant had within the last five fiscal years. *See* Item 11(n) of Form S-1; 17 C.F.R. § 229.404. A promoter is defined to include "[a]ny person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer." 17 C.F.R. § 230.405. Control is defined to mean "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person." *Id.* Paul Kwon and Charles Kwon each meet the definitions of promoters and control persons with respect to Kismet. Both were instrumental in establishing Kismet as a corporate entity; getting its registration statement filed; and setting up basic operational functions, such as a bank, phone, and credit card accounts. Kim, meanwhile, was absent from these basic organizing and operating functions. At a minimum, it was a misrepresentation to state that Kismet was "entirely dependent" and solely relied on Kim for management of all aspects of its business.

Misrepresenting Kim's role and omitting Paul Kwon and Charles Kwon as promoters and control persons in Kismet's registration statement and amendments was material. Both courts and the Commission have held that failure to disclose promoters' and control persons' participation in an issuer's formation, offering, and operations in registration statements constitutes a material omission. *See SEC v. Fehn*, 97 F.3d 1276, 1290 (9th Cir 1996); *The*

Registration Statement of Hughes Capital Corp., Securities Act Release No. 6725, 1987 SEC LEXIS 4158, at *18-19 (July 20, 1987); *Am. Fin. Co.*, Securities Act Release No. 4465, 1962 SEC LEXIS 632, at *5 (Mar. 19, 1962); *Hart Oil Corp.*, Securities Act Release No. 4147, 1959 SEC LEXIS 33, at *4 (Oct. 9, 1959).

In addition, Section 8(e) of the Securities Act empowers the Commission to authorize an examination to determine whether a stop order pursuant to Section 8(d) is appropriate. 15 U.S.C. § 77h(e). Failure by the issuer to cooperate with the examination is an independent ground for the issuance of a Section 8(d) stop order. *Id.* Kismet failed to comply with subpoenas issued on it and to its purported sole officer and director, further making a stop order appropriate.

ORDER

It is ORDERED that, pursuant to Section 8(d) of the Securities Act of 1933, the effectiveness of the Form S-1 registration statement of Kismet, Inc., filed May 30, 2013, and amended on November 22, 2013, December 13, 2013, January 14, 2014, and January 29, 2014, is SUSPENDED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111. 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Respondent is notified that it may move to set aside the default in this case. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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James E. Grimes
Administrative Law Judge